Filed by Camden Property Trust Pursuant to Rule 425
under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Summit Properties, Inc.
Commission File No.: 001-12792

     This filing relates to a proposed acquisition (the “Acquisition”) by Camden Property Trust (“Camden”) of Summit Properties, Inc. (“Summit”) pursuant to the terms of an Agreement and Plan of Merger, dated as of October 4, 2004, by and among Camden, Camden Sparks, Inc., a wholly owned subsidiary of Camden, and Summit.

     The following is a transcript of a webcast of a conference call with analysts held on October 4, 2004 regarding the Acquisition and related matters.

Event ID: 950425
Event Name: Camden Property Trust Analyst Meeting
Event Date: 2004-10-04T19:30:00 UTC

******************************************************
P: Unidentified Company Representative;
P: Unidentified Audience Member;
C: Laurie Baker; Camden Property Trust; Regional VP, Property Services
P: Unidentified Speaker;
C: Keith Oden; Camden Property Trust; President, COO
C: Ric Campo; Camden Property Trust; Chairman of the Board of Trust Managers, CEO
P: Lou Taylor; Deutsche Bank; Analyst
******************************************************

Ric Campo: Well we thought we would create a little bit of excitement by turning this analyst tour into – instead of just a Camden Analyst Roadshow — we would talk about the new press release notification you might have just gotten on your Blackberry, which is that Camden has acquired Summit today. And we wanted you to be the first to know, here in Houston. You snooze, you lose. You don’t come to Houston you don’t get to hear it live when it just hit the wire about three or four minutes ago. So we wanted the group in this room to hear what was going on and what happened and what we did.

What I’m going to do, because this is being webcast live as we speak, and also all of these documents have been filed with the SEC and have been posted on our website so we have the ability to discuss the deal. We’re going to go through a form of discussion that will be, again, also on our conference call tomorrow.

What I would like to do is go through the legal aspects. Before we begin I would like to remind everyone that we will be making forward-looking statements based on our current expectations and beliefs. These statements are not guarantees of future performance and involve risk and uncertainty that could cause actual results to differ materially from expectations. Further information about these risks can be found in our filings with the SEC, and we encourage you to review them. As I said a minute ago, we will have a conference call at 8:30 in the morning tomorrow for folks that don’t pick this up on their webcast tonight, as we speak.

I’m really excited that Camden and Summit have entered into a definitive merger agreement. This without question is a defining moment for both of our companies. The agreement will create an exceptional multi-family platform in the fifth largest public multi-family REIT in the industry, with a total of 66,819 apartment homes and a total enterprise value of $5.3 billion when the merger is complete and property sales and joint ventures are complete.

The combined Company will operate under the Camden Living Excellence brand, which is well established nationally. Most of you know we celebrated our 10 years as a public company in 2003. Our eleven years of experience as a public company and the preceding 12 years has shown us that a sound business plan cleanly executed by intelligent, dedicated professionals that share our values is the key to delivering consistent performance year after year. It is not surprising that after all this time our fundamental strategy remains the same, creating the best multi-family platform in the industry that delivers consistent results to our shareholders.

Since our IPO in 1993 we have focused on growing our share price, FFO and dividend. Our commitment to our strategy is demonstrated in the progress that we have made. We have increased our assets and diversified our markets from $200 million in two Texas markets in 1993 to $3.8 billion in 14 geographically dispersed high-growth markets stretching from coast-to-coast. This growth has been fueled by the execution of two highly successful mergers, Paragon Group in 1997, the Oasis Residential Group in 1998. Those two mergers increased our asset value by $1.9 billion. Our growth has also been driven by a $1.1 billion development program that has brought online more than 13,000 Camden flagship apartment homes.

The prudent recycling of capital in carefully selected acquisitions of nearly 13,000 apartments for 462 million and the disposition of approximately 17,000 non-strategic apartments totaling 772 million has made up our portfolio over the years. Our results speak for themselves. In the last 11 years our FFO has grown from $1.86 to the First Call mean estimate for 2004 of $3.24. Our annual dividend has increased from $1.60 to $2.54, and at all times has been covered with operating cash flow. And, our stock price has more than doubled. W with this $1.9 billion merger, we are making the right move for both organizations. We will be acquiring approximately 14,000 high quality apartment homes, most of which are located in regions that are new to Camden, such as Washington, DC, Southeast Florida and Atlanta. This strategic geographic complement enhances our existing footprint in Florida and North Carolina while further diversifying our portfolio with the addition of new regions. Our already substantial development pipeline will grow with the addition of Summit’s development arm consisting of 3,700 apartment homes with approximately 60 percent located in the Washington D.C. area and 25 percent in Southeast Florida. As you can see, Summit’s markets, asset quality and development pipeline are an excellent match with Camden.

The transaction is also firmly aligned with our strategic plan of lowering our NOI concentration in Las Vegas, Houston and Dallas, and increasing our presence on the East and West coasts. With this announcement we are accelerating the process of diversifying our portfolio. What would have typically taken 5 years to accomplish we will be completing in just a matter of months. By accelerating our diversification strategy, we believe we are continuing to position ourselves to be the best in all aspects of the multi-family industry. At this point I would like to have Keith come up and talk a little bit about the platform.

Keith Oden: Thank you, Ric. The history that Ric covered demonstrates our commitment to transforming Camden’s operating platform from 6,000 units in Texas to the more than 50,000 unit national footprint that we enjoy today. Currently we operate an efficient, geographically diversified platform that has consistently delivered stable earnings growth to our shareholders.

As Ric indicated, our strategic objectives have not changed. As many of you who follow our Company know, we have been talking about our diversification strategy for sometime. The strategy’s premise is that by having a portfolio diverse in both geography and product type we’re able to leverage all stages of the market cycles and capture greater market share by offering high-quality apartment homes at varying price points to our residents. Instrumental to this strategy has been our goal of limiting the NOI concentration of each market to single digits. For the past 11 years we have been working diligently to reduce the NOI contributions of our over-weighted markets, such as Houston, Dallas and Las Vegas and increase our exposure in our other growth markets to achieve a portfolio with NOI contributions below 10 percent in every market. This merger gets us to single digit NOI concentrations in all markets in less time than we had planned and on a FFO accretive basis.

We have chosen our core markets carefully. We firmly believe that over the long-term employment growth is intrinsically linked to multi-family performance and that employment growth over the next 5 years will continue to drive the fundamentals of our business. Consequently we have sought to acquire assets that are located within high-growth markets.

We have also consistently focused on asset quality while offering a variety of price points to maximize market share. We continue to increase the overall quality of our portfolio by pruning the portfolio of older non-strategic assets and acquiring assets that match our criteria.

This merger is another crucial step in the execution of those key objectives. Summit is known for high-quality, well-located apartment communities. Their East Coast presence in markets such as Southeast Florida, the Washington D.C. area, Atlanta, Raleigh and Charlotte gives us a presence in 19 of the 26 highest employment growth markets in the U.S. as projected over the next 5 years. It is hard to imagine a portfolio that is a better fit with our statistic objectives than Summit. They are in the right place with the right assets which makes this the right move for Camden.

Not only does Summit bring an excellent East Coast portfolio to the table, but it also brings a sufficient number of premier communities in each of those markets to achieve the operating efficiencies that our core markets strategy requires. Additionally, with Summit’s average asset age of 6 years and Camden’s at 11 years, our overall asset age will be reduced to an average of just 9 years. The result is a portfolio of newer, higher quality apartment communities. We believe that this merger produces the best platform in the industry when measured by future NOI growth potential.

Camden’s future NOI growth will be accelerating the same-store NOI growth on Summit’s assets and by assimilating Summit’s development pipeline and production capabilities into Camden. For more than 10 years we have constantly outperformed our peer group in same-store NOI growth. Camden’s average annual NOI growth is 3.3 percent compared with the peer group of 1 percent. Summit’s average NOI growth is slightly higher than the peer group, but well below Camden’s at 1.4 percent.

We believe that an area in which a positive impact on NOI can be achieved almost immediately is in improving operating efficiencies as it relates to technology. For example, our combined companies will benefit from the substantial investment that Camden has made in technologies and ancillary income streams over the last decade. Those technologies that have demonstrated that they streamline our employees’ workflow and enhanced our residents’ lives include Credit Retriever, Camden Connect, OpsTechnology and Sure Deposit. Most importantly, we will quickly convert the Summit portfolio to our state-of-the- art web-based OneSite property management system that we co-designed and developed and are in the process of implementing across our portfolio. The system streamlines our business processes which in turn increases employees’ response time to service customer requests and reduces customer wait time. This system brands the customer experience from first contact to move out and creates a 7-day a week just in time customer service solution.

Finally, the Company will have a substantial development pipeline located in strong markets to drive future growth. Camden’s 430 million current and future development pipeline combined with Summit’s $620 million pipeline will result in a $1.1 billion development pipeline to be staged over the next several years. Nearly $800 million of those developments will be located in the key markets of Southern California, Southeast Florida and the Washington D.C. area. On a $5.3 billion asset base the anticipated development of new high-quality communities in these growth markets is a compelling driver of future growth.

Now I would like to turn the presentation back over to Ric to talk about the financial prospects of the transaction.

Ric Campo: Thanks, Keith. We will be handing out the slides and press release right after this presentation. Based on Camden’s closing share price on October 1st, which is last Friday, Camden would acquire each Summit common share for on average $31.37 a share, the 13.5 percent premium to Summit’s closing price on Friday, October 1. $13.81 of the common share consideration will consist of cash for a total of $434 million in the aggregate and $17.56 of the common share consideration will consist of Camden common shares with a fixed exchange ratio. The total Camden share consideration will equate to about 14 million Camden common shares and operating partnership units, assuming that all the holders of operating partnership units elect to remain in the partnership following the merger.

Summit shareholders and unit holders will be able to elect to receive either cash or Camden shares for each Summit share. The transfer agent will balance the cash versus the stock elections based on the shareholder elections in order to maintain a fixed cash and a stock relationship prior to closing.

Camden will maintain its annual dividend of $2.54 a share, which will provide a $.35 cent per share, or 26 percent increase, in the dividends for Summit shareholders.

Summit will have a termination right in the event that Camden shares trade below $39.31 based on a 14 day average, excluding the highs and lows, immediately prior to the closing. Camden however has the right to cure any deficiencies under the $39.31 price by adjusting the exchange rates.

There is a $50 million break-up fee in the transaction.

Camden’s Board will be expanded by two directors. We expect those board seats to be failed by William B. Maguire, Jr. and William F. Paulson. We’re excited to have these two veteran real estate professionals add value to our board.

The $1.9 billion merger will be funded with$434 million in cash, $658 million in Camden shares, and the assumption of $750 million of Summit debt. The cash component of the consideration will be funded through a combination of property sales and the spin-off of properties into a to-be-formed joint venture. The joint venture will be similar to the spin-off of the Las Vegas properties that was part of the Oasis Residential merger.

We believe that these cash generating transactions should be completed closely following or before the merger which is anticipated to close sometime in January 2005.

We have arranged for a $500 million bridge loan commitment from Bank of America in the event that anticipated sales are not completed before closing.

Post-merger we will be committed to keeping reasonable debt levels and maintaining our investment-grade ratings. We have analyzed numerous sets of assumptions combining these two companies, and the transaction will be slightly accretive beginning in 2005 under all scenarios that we have modeled.

Having successfully completed two merges already, we know how to cut costs by streamlining corporate administration, integrating operations and implementing revenue enhancement and expense control programs on-site. We expect the major components of our synergies to result from a $10 million reduction in G&A run rate expense, a $6 million interest savings from the mark-to-market of assumed debt, and fees generated from our joint venture. However, some of the synergies will be offset by higher projected interest rates and the issuance of 14 million shares of Camden stock when the transaction closes. The overall cap rate on this transaction is estimated to be 5.9 percent based on 2004 NOI projections after deducting market cap-ex reserves and management fees.

We are currently in the process of developing our 2005 property-level and corporate G&A budgets and expect to complete them during the fourth quarter. We plan to provide 2005 earnings guidance and discuss the underlying assumptions for that guidance prior to year-end, once we have completed our 2005 budget process.

At this point we will entertain questions regarding the transaction. And if you would, please use the mike for the questions, because you need to use the mike to get picked up for the webcast portion of the program. So at this point these are the formal remarks.

And you can ask — whoever wants the first shot — Lou Taylor, Deutsche Bank.

Lou Taylor: Ric, can you spend a little bit more on the JV in terms of what assets that keeps going in there and just general structure, etc.? And the issue of size?

Ric Campo: Sure. The JV is going to be somewhere in the $400 million to $500 million range. The concept behind the JV, if you will — if you could flip the map up. The concept behind the JV is twofold. One is to be able to leverage our return on equity and create additional fee income and return on equity.

Because of the differential between the companies’ multiple — because Camden’s multiple is lower than Summit’s multiple — at the acquisition, you have to have some structure in the transaction to make the deal work from an accretion dilution perspective. In essence, what we are going to be doing in the joint venture is, one, we are going to be putting low cap rate assets in the joint venture, which means they are going to be high-quality assets primarily in our Houston, Dallas, Las Vegas markets and perhaps some other markets as well — but markets where we can efficiently replace those assets with new development.

And we are also going to have some sales of bottom tier assets as well. But the idea between the joint venture is since we are buying this Company on a fairly low cap rate, relatively speaking, we can contribute our assets, on a low cap rate basis, into a joint venture and create cash out of the joint venture and then use that cash to pay the shareholders. So if you think about it this way, we’re going to take assets in these markets at the same cap rate that we’re paying for the Company, or lower, and going to trade that in essence for assets over here. The dynamic of the trade is that we’re able to form the joint venture and use low cap rate assets that we have in this environment, and then use that cash to acquire the portfolio on basically a straight across trade without a lot of dilution. And then when you add the fee income on the joint venture that creates some additional cash flow to be able to offset the dilution caused by the differential in multiples from the companies.

Now the joint venture is likely to be a large institutional investor. If you look at the last joint venture we did in the last merger, the joint venture was basically 70 percent leveraged with 30 percent equity. Camden kept a 20 percent joint venture interest in the enterprise. We continue to be part of the joint venture and it is 7 years old now since we did that joint venture, and it is doing very well.

(technical difficulty) overhead operation for our West Coast operations. It is a very tested structure. The liquidity in the marketplace today is such that we think we can get that done before the merger closes.

Unidentified Audience Member: Can you provide additional financial information about the joint venture?

Ric Campo: The cash portion is required. We have a $434 million cash requirement in the merger plus closing costs. So between assets sales and the joint venture we will raise about around $500 million.

Unidentified Audience Member: Right now you’re not breaking up how much is going to be straight assets sales and how much will be cash.

Ric Campo: It will be a combination of the joint venture — the joint venture will be the lion’s share of it. Go ahead in the back. Get the mike over to him.

Unidentified Audience Member: Do you have any other plans to sell or put some of Summit’s assets into joint ventures and/or to sell some other assets to help fund this?

Ric Campo: Actually we do have plans for that. Summit has been selling assets. We do plan to sell another $140 million plus or minus of assets from Summit. They currently have another $120 plus or minus million under contract to sell, so they will be deleveraging before the merger through those sales. And perhaps we will take the additional $140 million plus or minus of their assets. We will use some of their assets most likely in the joint venture, but most of the assets probably will come from the middle of the country. We try to get the desired NOI conservation the way we wanted it.

Unidentified Audience Member: Have you spoke to the rating agencies at all about this?

Ric Campo: Carl and George, where are you? Yes, we have spoken to the rating agencies. I don’t think anybody has issued any releases at this point. Hopefully they’ll come out shortly. And basically the responses that we got from the rating agencies were very positive from a diverse perspective. The only concern rating agencies have really has to do with (technical difficulty) of the assets sales with the merger and the potential leveraging up that affect (technical difficulty) on the bridge loan.

But given the current liquidity in the real estate market and especially in apartments, we believe that there will be huge demand for the joint venture of the sales. We currently have $130 million in the market right now that we’re getting bids on as we speak. So when you take the current liquidity in the marketplace I think most people get very hopeful with the idea that we will be able to execute those transactions pretty efficiently.

Unidentified Audience Member: The Bills are pretty fussy about who they partner up with. Was this a negotiated transaction or was this (indiscernible)?

Ric Campo: The history of the transaction is that they started — I believe they got an unsolicited offer in May. And then their independent Board of Directors — or independents on the Board — thought it was a pretty interesting idea. And then they held a short due diligence process with 4 or 5 companies and then elected not to do something. And we wouldn’t take no for an answer pretty much, and got to the Board, and then ultimately did a negotiated deal with them.

Unidentified Audience Member: I am just wondering, following some your due diligence, I wonder if you could talk a little bit about the characteristics of the Summit portfolio in terms of the occupancy and rent growth, same-store NOI growth in that portfolio? And then particularly in markets where you’re there and you’re just increasing your exposure talk about what you guys think you can do in terms of capitalizing on some upsides that are there?

Keith Oden: First to their current operations, they’re running at about a 93, 93.5 percent occupancy level which is about where they have been for the most part of this year. The place where they have some weakness in the portfolio right now is in Raleigh. And we think that’s a fairly short-term phenomenon, but that has been a drag on their portfolio in the last 2 or 3 months.

In terms of where we match up with the other question, really only Charlotte is where we have an overlap. And obviously we had an opportunity to view them as a very worthy competitor for all the years that we have operated in Charlotte. They operate a much higher on-average quality portfolio than we do in Charlotte. And their on-site people in all of our interactions with them from our shopping them to them shopping us, they are very high quality individuals that are very focused. And so we’re anxious and looking forward to the ability to integrate them not only in Charlotte but in the other markets where we don’t have a presence and we want to expand on that presence over time.

Ric Campo: You have to look too, if you look at their historical NOI growth over 10 years it was 1.4 percent. That is the good years and the bad years including the recession. Camden’s was 3.3 percent. And arguably they are in better markets than we are, if you think about DC and South Florida.

As far as other due diligence, what we did in building the model is what we did on all the mergers. This is not about a stock merger or whatever, a structured transaction. It is a real estate deal (technical difficulty). A real estate deal is simple. You take asset by asset and you look at it, and you evaluate each asset independently. Our models took August actuals for 8 months of actuals by property-by-property. We then adjusted, took their budgets, and if they were doing better than budget, we put them on trendline for better than budget. If they were doing worse than budget we cranked the numbers down. And then we put in 4 months of what we believe their run rate will be through the end of this year, and that is our cap rate. And then we divided and came up with a cap rate on each property. In the Washington D.C. and Southeast Florida area your cap rate is going to be lower. In Atlanta, Charlotte and Raleigh they’re higher. So the blended cap rate turned out to be 5.9.

But when you look at that cap rate we have to remember that that is a trailing cap rate, not a forward — it has no growth. It has no occupancy increases. For example, Keith mentioned occupancy for Raleigh. Occupancy is 88 percent in Raleigh right now for Summit. And we didn’t trend it. We didn’t increase it. It just is what it is. And our cap rates are based on in place real cash flow, not any pie in the sky number out there in the future.

And I got to tell you from our perspective — and our acquisitions people have been out in the market all year trying to find assets to buy, to replace dispositions that we want to do, and we can’t find assets in the markets we wanted to be in that are in the 5 to 6 year old asset category with this kind of quality that are over 5.5 cap.

Unidentified Audience Member: Two questions. First one, I guess I missed it, the cap rate of 5.9, is that (inaudible) or economic? And two, when you look at this deal versus how assets are trading in the private market could you just give a little private commentary and help us understand if there is actually a pricing dichotomy versus how (indiscernible) companies are being — or apartments being valued in the public market?

Ric Campo: Sure. First of all, the cap rate I’m giving you of 5.9 is NOI, as I described, less management fees, less capital reserves. And so that is the cap rate. And since it is a new portfolio, capital reserves are like $300 a door or something like that, plus or minus.

In terms of private market pricing of assets, if this portfolio was broken up, would sell for I think in the 5.5 or 5.25, plus or minus, kind of cap rate. The market is incredibly liquid with interest rates continuing to be low. The private buyers are continuing to buy assets at cap rates that are pretty amazing. For example, we could sell our top properties in Houston at 5.5 cap rates today.

With $250 in reserves, we can argue that reserves — we know reserves are probably higher than $250, but investors are underwriting with $250 in reserves. And if there is another $200 in expenses they will just put it on top of their investment value and calculate their returns going forward. So we are in a very unusual time in the marketplace where low interest rates cause cap rates to collapse.

On the other hand, we believe that we are also sort of at the bottom or the trough of the cycle in that people are pricing into these low cap rates, future growth that is going to be above trendline and that is going to be good future growth. And so I think that is our view of what is happening in the marketplace. So private cap rates are much lower than cap rates people are using to value public companies, for sure.

Unidentified Audience Member: And last question. Summit had some assets that were earmarked for sale to condo converters. Are you going to still go ahead with those assets, and go ahead and sell those assets to condo converters in taking on this transaction?

Ric Campo: Selected assets, yes. But we have already re-identified assets that they are selling. And they have a couple of properties that are under contract right now to close by year-end to condo converters. And we try to manage the debt aspects of this to make sure that we’re not taking too much debt over from them because they are a secured borrower and we are an unsecured borrower. And we will continue to be an unsecured borrower. So the assets that they have earmarked to sell are condo converter assets. And the cap rates are sub 5 cap rates on the condo conversion assets, and some are sub-four.

And so the idea there was we will deliver them with low cap rate sales and let them go ahead and do that. Now fundamentally we like the portfolio overall and we really don’t want to divest a lot of assets out of it, even if we can sell it to condo converters, as long as we can keep our sort of accretion dilutions level at the accretion where it is still accretive. And ultimately I think that we will do some additional condo conversion sales if they make sense, but (technical difficulty) going to find all their condo conversion assets and sell them for caps, because we want to — we like the cash flow from those assets. And ultimately this business is about creating long-term and growing cash flow for the shareholders.

Unidentified Audience Member: (Inaudible question — microphone inaccessible)

Ric Campo: It does. It requires a vote on both. If you give up more than I think — 20 percent of your stock of a company then, Toni, correct me if I am wrong — right — then you have to have a shareholder vote. So Camden is issuing about 25 percent or 24 percent. Summit shareholders will own 24 percent of Camden when the merger is complete. And so we do have a vote and they of course have a vote as well since they are selling their company.

Unidentified Audience Member: And just a follow-up. On the G&A, you were talking about $10 million of savings?

Ric Campo: Right.

Unidentified Audience Member: It looks to me like Summit’s run rate is about $2 million a quarter G&A. Can you just expand on how you came to your $10 million number?

Ric Campo: I’m sorry? It is just not just G&A. It is corporate G&A plus what we call property supervision. And if you take the total run rate G&A and property supervision it is around $17 million annually for the Company. And what we did is we went through — first we looked at their budget and we went through an analysis of what we thought we could keep and what we thought we could reduce. And then we went to our division people and said okay — or department heads — what do you need to do? What do you need stock-wise and overhead infrastructure-wise to handle another 14,000 units?

So they built models or built budgets from — independent of our analysis for G&A. We were within $300,000 of the analysis on both ways. So when you look at the corporate model, the executive officers, CEO, CFO, Chief Operating Officer, those folks are big, big dollar amounts and then professional fees, legal fees and audit costs. Deloitte & Touche, their auditors — Deloitte & Touche are our auditors, so that will make a very efficient transaction transition as well. We have a lower (indiscernible). We’re highly confident that the $10 million is real-life savings from G&A.

Unidentified Audience Member: Have you looked further out from 2005, ‘06, ‘07, how can this cap rate grow over time do you think?

Ric Campo: I am sworn to not discussing 2005 and 2006 because of forward-looking issues, and we haven’t done our budget yet. But the way we have looked at this portfolio, you take Ron Witten, his rental rate projections for these markets, you do an NOI-based weighting of where they are. Their markets will grow slightly faster, about 10 percent faster than Camden’s market on an NOI weighted basis. So the way we looked at this portfolio was that in any case, if we buy a portfolio what we believe is a good price, and I think people are going to look at the price and go, that’s a big price.

But on the other hand compared to the private market there is value there in that pricing. We looked at it and said, what happens if we have a double-dip recession? Will those markets go down? Go down any faster than Houston, Dallas, Las Vegas in our markets? And then on the flip side what is zero growth, 5 percent growth, 6 percent, 7 percent growth look like? In any case we had an accretive transaction. And in any case the growth rate going forward will probably be additive to Camden’s growth rate on a stand-alone basis. That is why it makes sense fundamentally for us. Keith, do you want to add to that?

Keith Oden: Absolutely.

Ric Campo: (multiple speakers) But I’m not going to talk about —

Keith Oden: (multiple speakers) He’s not going to talk about ‘05 and ‘06.

Ric Campo: No.

Keith Oden: But if you take 5.9 and put any kind of growth rate on it, it is better if it goes up.

Ric Campo: But I am not going to talk about.

Keith Oden: But the 5.9 is an in-place cash flow cap rate.

Ric Campo: Right.

Keith Oden: It is very important (multiple speakers).

Ric Campo: Yes, there is no growth (multiple speakers).

Keith Oden: No trending on 5.9.

Ric Campo: No growth. (multiple speakers)

Keith Oden: Depending on what your collective view of what ‘05 brings in the multi-family sector, then feel free to model that as you like.

Ric Campo: Yes. Go ahead and give him the mike.

Unidentified Audience Member: In your 5.9 cap rate did you model any expense savings from the synergies that you talked about or is that —?

Ric Campo: No expense savings at all. We took their actual results for 8 months, through August. We took their budgets, and we simply trended them up if they were better than budget, trended them down if they were worse than budget. And that is the in-place cash flow. We didn’t increase revenue or decrease expenses in any way on site. Where we did focus on the synergies is G&A and (indiscernible), where we are in fact getting the $10 million out of their G&A pretty efficiently. And that — we will get that within a couple of months after the merger. But no, there was no expense modifications at all. So if we can save money and do it better or whatever that will just be gravy on the deal.

Unidentified Audience Member: Okay. The second question. Are you in a position with OneSite to convert them over into the new system or do you have to go into your existing property management leasing system?

Ric Campo: They will just rollout right after our portfolio is rolled out in April.

Keith Oden: Actually they are on AMSI, which is our current platform. And so we have already gone through all the conversion mechanics associated with that. So we will literally be able to pick up at the tail end of our rollout in April. And we would expect to be in a position to just keep rolling until we are completed.

Ric Campo: Right. The two young ladies that were here earlier, when they talked I said, you have got a map that shows April, right? They didn’t know about the merger, of course. And so they heard about it and they were like, we’re not done in April? No. So now they will probably be done in June.

Unidentified Audience Member: Ric, if I remember between the two companies I think there is some different accounting treatments for corporate and other turnover costs. Do you anticipate making any changes in terms of going to theirs which is a little bit more aggressive than yours? I will let — (indiscernible) with Charles E. Smith a couple of years ago.

Keith Oden: No, the CapEx — their CapEx policy is definitely a little more aggressive than ours. We will be going to our CapEx policy which is definitely more conservative. We’re not going to adopt theirs.

Ric Campo: I don’t think that most companies can — I think with all the SOX documentation that is going on right now, Sarbanes-Oxley, I think most of the accounting policies are going to be very consistent in the future because it shines a brighter light on — when you start documenting process of how you take — put assets on your books and how you take them off. But bottom line the answer is no, we’re not going to change our policy. It will still be conservative.

Unidentified Audience Member: I know you mentioned the G&A savings, but will you guys need any more people on the senior management level in addition to the main guys at Camden today to handle a bigger portfolio?

Keith Oden: Rich, everyone in senior capacity at Camden will stay through the merger. We obviously look forward to the opportunity with the Summit personnel, specifically with regard to their development acquisitions talent and their construction group, which has had a long and very successful track record in these markets. We look forward to the opportunity to have conversations with them about joining our team. We have not had the opportunity to do that yet, but certainly we would look forward to doing that. But all of Camden’s senior management will stay. And we will look for opportunities specifically as it relates to transactions development and construction to add Summit personnel where we know they’ve got a great deal of history and experience.

Ric Campo: The answer may be more succinctly, no. We won’t add new management other than bringing some of their good management on from construction and development. But one of the things that I think is really interesting is if you go back to the Oasis merger. The total synergies in Oasis was $2.5 million. And so when we started — we started looking at these models and going, how do we get $10 million out of 17? But if you think about it, this Company has 14,000 units. It is tiny. It is small. And it has a CEO and a CFO and a COO and a General Counsel and audit and Sarbanes-Oxley issues and everything that a $3.8 billion company has. And the bottom line is that there are huge synergies when you have a small company, and you can just integrate it into a larger company really efficiently. Because 14,000 units is a lot, but it is really not that much relative to what we already have.

And I think the other thing, the other difference between the earlier merger is perhaps is that we’re a lot more sophisticated today. Our structure has been in place for a long time. We have our processes really well documented and in place. So for people — for Dennis Steen for example to flip the switch and do accounting processing in the Finance Group for another 14,000 units, 2 people. It is like 2 accounting clerks and you are done.

And they have an accounting department and so it is real easy to do once you have the scale to just add additional parts to that scale. And then as long as you’re well organized to start with, and then it is just a matter of adding a few people here and they do deal with the issues. So the synergies clearly helped the deal substantially because $10 million is a lot of money when you look at it from the synergy perspective.

Unidentified Audience Member: What happens to a majority of Summit’s senior management and what sort of severance costs would be involved here?

Ric Campo: Summit has various plans in place that include change of control provisions and so forth. And those plans are in effect, and so we calculated the value of those plans and they get pretty decent payments, change of control payments. And the amount I believe is somewhere around $40 million direct payments to the employees.

Unidentified Audience Member: (Inaudible question — microphone inaccessible)

Ric Campo: That’s okay. We can go wild, so you don’t worry. And we also have dinner.

Unidentified Audience Member: This may be a little bit of minutiae, but Summit does have some public unsecured debt outstanding. In terms of any thoughts or any process, in terms of looking at debt in a separate operating partnership guaranteed by Camden. Any thoughts on how that is going to work?

Keith Oden: Well you know, we’re talking about $170 million of MTM unsecured debt. And they do reside in Summit operating partnership at this point. And it is our intent to keep those in place. And whether they’re kept in place in the Summit operating partnership or they come up to Camden level, I am not sure what the technical aspects of that relationship are at this point. But I would think that in any case — and we’ve had some conversations with the rating agencies about what they think we ought to do with them, because we clearly want to enhance those bonds, and those bonds should be Camden bonds. So at the end of the day regarding the ratings on those bonds we need to figure out technically what we can do, and we haven’t done all of that yet, to basically just have them be Camden bonds. That is what our intent is.

Unidentified Audience Member: Obviously you’re doubling down on your development, but do rising construction costs and some of the other issues that have plagued development of late, is that a statement as to where you think development returns are headed over the next couple of years?

Ric Campo: That is a very good point. We do like a lot of development they have. The good news as we evaluated their development pipeline is that we looked at — they have 2, maybe 3 properties under construction and lease up right now. And then they have a fairly large pipeline of land positions that they’re going to start in the next 12 to 18 months.

Where we evaluated the development pipeline to start with was we looked at it and said okay, let’s build our own models and see what we think development yields are on those planned positions in those markets. And we looked at it from that perspective. Summit gave us their models. We compared the two to see who is sort of high and low. And then in some of the models we didn’t particularly care for the numbers. They looked pretty stressed, or we just didn’t like the yield.

So the next level of due diligence was what is land worth? So at the end of the day, let’s make sure that we value the land at a price that if we decide not to go forward with the development for whatever reason, we didn’t like the yields or construction costs got out of control or what have you, then we could sell the land and move on and not worry about it.

With regard to their planned development, it is not all started. And we will evaluate it as we go. And we think we have the land in our model at a good number from a market rate where we can sell the land if we don’t want to do the development. Because clearly there are pressures in the marketplace which is sort of good news, bad news. It is good because it will slow development down because construction costs have gone up at a very alarming rate, steel, concrete, wood products, what have you. And so development yields will be under pressure as a result of that.

But we think we have managed that risk by ascribing a land value to the property so that if we end up with yields that we don’t like, we can just sell the land and move on. We think that they have a lot of good land positions in spite of the construction costs going on. Any other questions?

Unidentified Audience Member: How does this change — you talked about diversification geographically, but how about diversification by price point? How does this change your A to B sort of break out? And do you have a comment about how you feel differently now about A versus B?

Keith Oden: We have always talked about the need for balance there. Obviously with the average age of their assets and the profile of what their development is we’re going to be tilting a little bit more towards the A as a percentage than where we have been in our portfolio. But the other thing — the flip side of that challenge for us has always been the average age of the asset, irrespective of whether you want to talk about A’s or B’s, the newness of their portfolio, the fact that the average age is only 6 years is something that we view as a significant positive in these marketplaces.

Yes, it is going to tilt us slightly in the direction of A assets, but that is okay because it also tilts us to a much higher profile in terms of the overall (technical difficulty) of our portfolio.

Unidentified Audience Member: Summit has a revenue management system that they are operating throughout their portfolio, is that right?

Ric Campo: A semblance of one, that’s correct.

Unidentified Audience Member: Other than the OneSite that you showed, right?

Ric Campo: That’s right.

Unidentified Audience Member: Are you going to keep that in place?

Ric Campo: No, we will not. We will — the system that you saw here, the OneSite system is the foundation. A one-step system is in place. Our revenue — our own revenue management system will be layered on top of that. If you go back — and many of you know we talked about revenue management for a long time and we have talked about Web-based property management for a long time. Well, it is almost here. And we’re going to be rolling out as you saw next year sometime.

And just to go back to a little history — YieldStar was our investment — we made an investment in Yield Star which was we thought the top-notch yield management software company. And it sort of went the way of a lot of the software companies did in the tech crash. We ended up foreclosing on that company, and then ultimately selling the assets of that company to RealPage, which is the company we co-developed the property management software with.

Camden actually owns equity in OneSite, or in RealPage. And we have a very attractive pricing mechanism for yield management once we get our property management system rolled out to the systems.

What will happen is we will just be intuitive. We will be on top — sit on top of the property management system, and then the pricing will be automatic on a property level basis. And that probably is going to be into next year plus or minus — through the middle of next year. We will have full revenue management capabilities already embedded in our system from our original YieldStar product that we were developing in the last 3 years.

Unidentified Audience Member: If I could just jump in while the mike is here. Could you talk more about what drove your decision to do this transaction, kind of balancing off the opportunistic, great price, better than what you can buy versus strategic? And within that context was it just to diversify or was it to booster overall growth rate? Was it to lower the average age of the portfolio? I know all those things figured into it.

Keith Oden: You’re making the point. I like that.

Ric Campo: Really and truly, the combination — we never talked about anything other than strategy until we got to the point of trying to do due diligence on where the numbers would shake out from an accretion/dilution standpoint. We went into this thing with the concept that if we could figure out a way, when it was all said and done, to end up (technical difficulty) that platform versus where we are today, then —. And we could do it on a slightly accretive basis, then from our standpoint it becomes almost such a compelling transaction which is where we ended up.

Ric told you the history. We refused to take no for an answer. And we ended up where we are today. So it tells you something about what was driving us was the strategic implications of having this platform. Now we have talked about for long time and we have been pursuing a strategy, and we’re on track with it now the last two years because of what has been going on in the capital markets. We have been very reluctant to be net sellers of assets for the dilutive reasons as our cash flow was declining, but we obviously think we’ve reached an inflection point there and we’re going in the other direction.

But we were on track, and we’re perfectly prepared and willing to take the next 3 to 5 years doing what we have been doing, in a slow, methodical way creating this kind of a platform. We have been talking about being in South Florida for 5 years. We have been talking about being in Atlanta since we became public. And we have already started our entry into the Washington DC area.

When you just look at the opportunities that are out there in the public space today, and if you didn’t know anything about the synergies or the combination or the culture, and you just looked at the geography this transaction is what you would come to. You would come to a Camden, Summit merger. And we have talked about this internally for 3 years. And so the fact that we had that opportunity and that entree, we just weren’t to let it get away.

Because if you think about the structure of this transaction, not only the geography of it, but from a cultural and a management integration standpoint, it is exactly the same thing that we did with Oasis and Paragon. And I’ll tell you, it had a lot to do in my mind with our ultimate success on both of those.

So if you start windowing it down and you say, what are the opportunities that are going to come along for Camden, where we are positioned to create that platform, there is really only one answer and it was a merger with Summit. So the rest of it — it turned out through all the due diligence process that we did it was confirmatory. It is a great fit both culturely and in terms of being slightly accretive, so much the better. But it was clearly — this is clearly driven by our vision of that strategy.

Unidentified Audience Member: Ric, could you go back to the cap rates for a second? Is the 5.9 NOI divided by the total transaction value here? And if not, how much value did you ascribe to A., the development pipeline that is underway versus B., the future development pipeline and whether there much value there?

Ric Campo: The cap rate is — you’re exactly right. We have bifurcated the evaluations in each sort of silo or component. On operating properties, which includes about 12,500 units, 12,200 something like that out of the 14,000, that is the 5.9 cap rate. In-place cash flow, less management fees, less CapEx, divided by the value ascribed to that portion. And that is like 1 billion 4ish or 1 billion 5, in that sort of zone of the overall 1.9 billion.

The developments that were finished and under lease up, we looked at those and basically bought those on a cap rate of around 6, a little higher than 6, 6.1 or 2, under the theory that there were still development lease up risk. And that they haven’t finished them yet, so we are going to obviously have to lease them. They probably would sell on a low 5-cap rate, because these developments are in D.C. and South Florida. But we described some risk premium to those because of the lease up aspect of those.

And then on the land, I described earlier how we did the land. We just looked at the land value and said, is the land value current market value of the land? What is that market value? So that we could decide in the future whether we wanted to either develop with that land value or just sell the land to the open market without having to take a loss on the land. So those were the really 3 components of the calculation of the ultimate value. Each asset was looked at individually and evaluated based on whatever the attribute of that asset was, whether it was land or lease up or existing asset with an in-place cash flow stream.

Unidentified Audience Member: I guess just a comment to see how you would comment on it. And that is, a larger company, harder to grow on the margin. How would you comment on that in terms of your statement before that you think you’re a higher growth Company in 2006 and the beyond?

Ric Campo: The good news is that we’re the smallest large cap. We used to be the largest small cap, and now we are the largest — or smallest large cap. So you have 5.3 billion in assets. Clearly when you get that big, ancillary development or acquisition activity becomes much more difficult of a growth driver than does the experience you have in your operating portfolio.

So if you $5.3 billion of assets that are going sideways on you, you don’t care how many acquisitions or development you do, it is not going to drive your FFO growth. It is not going to drive your cash flow growth. So the first thing and the most important thing in any large portfolio is having the right platform with the right properties with the right management team in place to drive that cash flow. The Summit had an average NOI increase of 1.4 percent. Why? I think they were really good builders. They really built nice properties. They really built in good locations. But then they went and built other things and they didn’t spend the same time and effort focusing on how to drive cash flow growth at the properties once they built them. And there a lot of companies like that that are really good builders but not really good operators. And I think that we might have some of that there.

And if you think about their history, they have lots of on and off strategies. They went into Texas, went out of Texas. Lots of things like that. So when you do that as a management team it is hard to focus on the ball, which the real ball in this business is on-site productivity. It is on-site driving rents. It’s a nickel and dime business. You have to focus every single day on that resident satisfaction and driving the best value you can in your operating portfolio.

So 5.3 billion is big, but it is still smaller than the rest of the big caps. And so a $1.1 billion development pipeline helps. And you’ll be able to get decent growth out of that development pipeline. But at the end of the day you are right, if you don’t operate the portfolio in a very efficient and growth oriented way, it is harder to grow a big company than it is a small company.

Keith Oden: As operators of real estate we covet their portfolios and their markets. The ability to operate that portfolio is something we’re very much looking forward to.

Unidentified Audience Member: And you said you could do a better job.

Ric Campo: Yes.

Keith Oden: If history is an indicator.

Ric Campo: And keep in mind the cofounders of Summit are taking 100 percent stock and are coming on our Board. They obviously are voting with their feet and their stock to come to Camden’s management team. What else can we tell you.

Unidentified Speaker: I fear that they will think of more questions before dinner, so maybe we should —.

Ric Campo: What time is it?

Unidentified Speaker: 10 after.

Ric Campo: Great. Well, if there are no other questions, we will end the Webcast at this point. We will be around. And I will just let you know the Camden people that are going to be here at dinner, why don’t we introduce the Camden folks so everybody knows who is here.

Ric Campo: Ben, how many days have you worked straight? 30, 40?

Unidentified Speaker: (Inaudible question — microphone inaccessible) Dennis Steen, our Chief Financial Officer; Kim Callahan, Vice President of Investor Relations

(indiscernible); Trish Hoffman who is our Vice President of Marketing and Educational Services; Kristin Gandy who works in our Finance Group; Malcolm Stewart who is our Executive Vice President of Construction and head of our Investment Committee. Who am I missing over here? Laurie, we’ve introduced. Alex Jessett, an outstanding Vice President in our Financial Group, who has probably worked straight 32 days and running. Brande Miller whose tireless efforts over the last couple of weeks have been instrumental to getting these two things done. If you think about the mechanics associated with a merger announcement and an analyst tour it is mind-boggling, but so far it looks like we pulled it off without a hitch. And Kim Campo, the daughter of the Chairman of the board. I just saw you sitting here.

Ric Campo: Kim is — last night from about 10:00 or maybe 9:30 to about 10:15ish we went over quick ratios, debt ratios, total debt to market cap ratios. She’s a finance student at the University of St. Thomas here in Houston. And she thinks that internal rates of return are the most boring things she has ever heard of. And her good friend, Ted Hart.

Keith Oden: And I’m going to be in trouble if I don’t say that my oldest son Travis is listening to the webcast in Austin, he’s going to be real jealous.

Ric Campo: So we break at this point. And then dinner and drinks is at 6:30 at the Aventine Ballroom foyer right outside this room. Dinner at 7:15 next door. Handouts are revised, so get a different schedule that is out on the door. Thank you. And please go to the property tour tomorrow. Thank you.

In addition to historical information, this presentation contains forward-looking statements under the federal securities law. These statements are based on current expectations, estimates and projections about the industry and markets in which the companies operate, managements’ beliefs, and assumptions made by management. Forward-looking statements are not guarantees of future performance and involve certain risks and uncertainties which are difficult to predict.

Additional Information about the Merger and Where to Find It

In connection with the proposed merger of Summit with and into a wholly owned subsidiary of Camden, Camden and Summit intend to file relevant materials with the Securities and Exchange Commission, including a registration statement on Form S-4 that will contain a prospectus and a joint proxy statement. INVESTORS AND SECURITY HOLDERS OF CAMDEN AND SUMMIT ARE URGED TO READ THE MATERIALS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CAMDEN, SUMMIT AND THE MERGER. The proxy statement, prospectus and other relevant materials (when they become available), and any other documents filed by Camden or Summit with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Camden by directing a written request to Camden Property Trust, 3 Greenway Plaza, Suite 1300, Houston, TX 77046, Attention: Investor Relations, and free copies of the documents filed by with the SEC by Summit by directing a written request to Summit Properties Inc. 309 East Morehead Street, Suite 200, Charlotte, NC 28202, Attention: Investor Relations. Investors and security holders are urged to read the proxy statement, prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the merger.

Camden, Summit and their respective executive officers, trust managers and directors may be deemed to be participants in the solicitation of proxies from the security holders of Camden, Summit and Summit Properties Partnership, L.P. in connection with the merger. Information about those executive officers and trust managers of Camden and their ownership of Camden common shares is set forth in the proxy statement for Camden’s 2004 Annual Meeting of Shareholders, which was filed with the SEC on March 30, 2004. Information about the executive officers and directors of Summit and their ownership of Summit common stock and limited partnership interests in Summit Properties Partnership, L.P. is set forth in the proxy statement for Summit’s 2004 Annual Meeting of Stockholders, which was filed with the SEC on March 24, 2004. Investors and security holders may obtain additional information regarding the direct and indirect interests of Camden, Summit and their respective executive officers, trust managers and directors in the merger by reading the proxy statement and prospectus regarding the merger when they become available.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.